UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number 001-37381

MEDIGUS LTD.

(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On July 31, 2018, Medigus Ltd., or the Company, has entered into an exclusive distribution agreement, or the Agreement, with Micro-Tech Endoscopy USA, Inc., or Micro-Tech. Under the terms of the Agreement, Micro-Tech will act as the Company’s exclusive distributor in the United States of America for an initial term of three years commencing as of July 31, 2018, following which the Agreement will automatically renew for additional terms of two years each unless the Company chooses not to renew the Agreement or the Agreement is terminated pursuant to other terms included therein. The Agreement requires Micro-Tech to purchase minimum annual quantities of the Company’s products, which increase throughout the first seven years of the agreement.

Under the terms of the Agreement either party may, at its sole discretion, terminate the Agreement immediately upon the occurrence of: (i) a failure of the other party to perform a material term, which is not cured within the time period set forth thereto, (ii) a breach of the other party’s warranties or representations, which, if curable, is not cured within the time period set forth thereto, or (iii) the other party’s insolvency, inability to pay debts, bankruptcy or was appointed a receiver; provided, however, that such failure, breach, status or appointment, if curable, is not cured within the applicable period of time set forth thereto. In addition, the Company may terminate the Agreement immediately, in the event that Micro-Tech: (a) engages in a competing activity not in accordance with the terms of the Agreement, (b) does not order the minimum annual quantities set forth under the Agreement, (c) has all or a substantial portion of its assets assigned, conveyed, or sold (d) otherwise does not comply with the terms of exclusivity or with its respective warranty obligations, or (e) in the event that the Company is preparing to have a change of control as defined thereto, and in such case, the termination is effective immediately, and is subject to the payment by the Company of certain amounts to Micro-Tech.

In connection with the Agreement, on August 1, 2018, the Company issued a press release titled: “Distribution Agreement with Micro-Tech Endoscopy USA Represents Significant Milestone for Medigus to Enter U.S. Market”. A copy of this press release is furnished herewith as exhibit 99.1.

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-213280) and Form S-8 (Registration No. 333-206803 and No. 333-221019).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: August 1, 2018	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled: “Distribution Agreement with Micro-Tech Endoscopy USA Represents Significant Milestone for Medigus to Enter U.S. Market”, dated August 1, 2018.

- 3 -